EXHIBIT 12
HAYES LEMMERZ INTERNATIONAL, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Millions of dollars except ratios)

	Successor				Predecessor
	Year Ended	Year Ended	Year Ended	8 Months Ended	4 Months	Year Ended
	January 31,	January 31,	January 31,	January 31,	Ended	January 31,
	2007	2006	2005	2004	May 31, 2003	2003
Earnings:
Earnings (loss) before taxes on income, minority interest, cumulative effect of change in accounting principle and extraordinary gain	$(69.6)	$(281.8)	$(16.2)	$(12.8)	$27.8	$(76.3)
Interest expense:
Bank borrowings and long-term debt	76.2	65.8	51.3	31.5	15.5	50.5
New Preferred Stock dividends	—	0.8	0.8	0.5	—	—
Rentals (1)	5.7	5.1	5.9	4.3	0.3	9.1

Earnings (loss) before interest expense, New Preferred Stock dividends, taxes on income, minority interest, cumulative effect of change in accounting principle and extraordinary gain	$12.3	$(210.1)	$41.8	$23.5	$43.6	$(16.7)

Fixed charges:
Bank borrowings and long-term debt	$76.2	$65.8	$51.3	$31.5	$15.5	$50.5
New Preferred Stock dividends	—	0.8	0.8	0.5	—	—
Rentals (1)	5.7	5.1	5.9	4.3	0.3	9.1

Total fixed charges	$81.9	$71.7	$58.0	$36.3	$15.8	$59.6

Ratio of earnings (loss) to fixed charges	N/A	N/A	N/A	N/A	2.76	N/A
Coverage deficiency on fixed charges	$69.6	$281.8	$16.2	$12.8	N/A	$76.3

(1) Estimated interest component of rent expense